FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February 2010
03 February 2010

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO. 1       Press release of British Sky Broadcasting Group plc announcing Holding(s) in Company released on 03 February 2010.

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	British Sky Broadcasting Group plc

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	X
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction and date on which the threshold is crossed or reached:	1st February 2010
6. Date on which issuer notified:	2nd February 2010
7. Threshold(s) that is/are crossed or reached:	Holding has gone above 5%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
GB0001411924	81,350,663	81,350,663	N/A	N/A	82,104,817	N/A	4.68%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
CFD				5,666,344	Nominal	Delta
					0.32%	0.32%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
87,771,161	5.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
BlackRock Investment Management (UK) Limited - 87,771,161 (5.00%)

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock Compliance Disclosures Team
14. Contact name:	Stuart Watchorn
15. Contact telephone number:	020 7743 5741; stuart.watchorn@blackrock.com

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 03 February 2010                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary